FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	0001243106
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, June 28, 2005, Series 2005-4	333-120916

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENT II INC.

By:______________________
Name: Baron Silverstein
Title: Vice President

Dated: June 29, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BSARM 2005-4

BSARM 2005-4

GROUPS	Percent	GWAC	NWAC	Min GWAC	Max GWAC	Avg Balance	Orig Term	Age	Rem Term	LTV	FICO	Gross Margin	WA Roll	Initial Rate Cap	Periodic Rate Cap	Maximum Rate	Net Margin
G01	20.68	5.633	5.350	4.125	7.125	415,928.45	360	1	359	76.66	734	2.256	60	4.987	1.994	11.135	1.972
G02	17.52	4.845	4.595	3.125	5.875	365,053.39	360	4	356	76.04	733	2.750	56	5.000	2.000	9.846	2.500
G03	19.77	5.656	5.399	4.750	7.125	519,133.39	360	0	360	73.92	744	2.260	84	4.981	1.991	10.734	2.003
G04	42.03	5.465	5.214	4.000	6.250	520,805.59	360	2	358	68.33	738	2.743	118	4.989	1.994	10.470	2.493
TOTAL	**100.00**	**5.429**	**5.170**	**3.125**	**7.125**	**461,903.85**	**360**	**2**	**358**	**72.51**	**737**	**2.548**	**88**	**4.989**	**1.995**	**10.551**	**2.289**

Current Balance

CURRENT BALANCE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
50,001.00 - 100,000.99	0.38	0.33	0.06	0.09	0.19
100,001.00 - 150,000.99	3.43	3.46	0.69	0.79	1.78
150,001.00 - 200,000.99	4.25	5.18	1.14	2.04	2.87
200,001.00 - 250,000.00	3.61	8.04	0.49	2.15	3.15
250,000.01 - 300,000.00	3.08	8.93	1.55	2.59	3.59
300,000.01 - 350,000.00	2.39	10.29	1.43	3.54	4.07
350,000.01 - 400,000.00	13.04	11.52	13.37	6.73	10.19
400,000.01 - 450,000.00	9.07	8.30	10.35	7.96	8.72
450,000.01 - 500,000.00	11.54	7.71	13.00	9.32	10.22
500,000.01 - 550,000.00	9.01	6.50	10.39	9.83	9.19
550,000.01 - 600,000.00	8.80	5.28	9.21	8.04	7.95
600,000.01 - 650,000.00	8.71	6.27	7.76	8.93	8.19
650,000.01 - 700,000.00	3.47	0.95	4.47	5.52	4.09
700,000.01 - 750,000.00	2.17	1.83	3.40	4.29	3.24
750,000.01 - 800,000.00	3.51	1.10	2.90	3.35	2.90
800,000.01 - 850,000.00	1.49	0.59	3.36	2.20	2.00
850,000.01 - 900,000.00	1.31	0.93	3.01	2.21	1.96
900,000.01 - 950,000.00	1.11	0.33	2.61	2.98	2.06
950,000.01 - 1,000,000.00	4.15	5.63	4.96	9.75	6.92
1,000,000.01 - 1,500,000.00	2.85	4.33	1.60	2.99	2.92
1,500,000.01 - 2,000,000.00	1.73	2.49	1.64	4.15	2.86
2,000,000.01 - 2,500,000.00	0.00	0.00	0.74	0.00	0.15
2,500,000.01 - 3,000,000.00	0.90	0.00	1.88	0.00	0.56
3,000,000.01 +	0.00	0.00	0.00	0.55	0.23
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Current Gross Coupon

CURRENT GROSS COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
3.125 - 3.249	0.00	0.10	0.00	0.00	0.02

BSARM 2005-4

Current Gross Coupon

CURRENT GROSS COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
3.250 - 3.374	0.00	0.06	0.00	0.00	0.01
3.500 - 3.624	0.00	0.35	0.00	0.00	0.06
3.625 - 3.749	0.00	0.31	0.00	0.00	0.05
3.750 - 3.874	0.00	0.85	0.00	0.00	0.15
3.875 - 3.999	0.00	0.58	0.00	0.00	0.10
4.000 - 4.124	0.00	1.11	0.00	0.09	0.23
4.125 - 4.249	0.15	2.15	0.00	0.00	0.41
4.250 - 4.374	0.13	3.95	0.00	0.00	0.72
4.375 - 4.499	0.69	6.53	0.00	0.00	1.29
4.500 - 4.624	0.97	5.61	0.00	0.00	1.18
4.625 - 4.749	1.39	9.96	0.00	0.56	2.27
4.750 - 4.874	1.29	9.56	0.81	0.46	2.29
4.875 - 4.999	1.74	13.96	0.71	1.02	3.37
5.000 - 5.124	4.04	15.46	0.87	2.02	4.57
5.125 - 5.249	4.43	9.97	1.35	4.51	4.82
5.250 - 5.374	6.95	10.07	6.85	12.94	9.99
5.375 - 5.499	10.78	5.10	11.31	21.96	14.59
5.500 - 5.624	13.99	2.56	17.17	24.80	17.16
5.625 - 5.749	10.39	1.23	16.70	17.28	12.93
5.750 - 5.874	10.93	0.35	16.54	8.14	9.01
5.875 - 5.999	9.59	0.17	13.37	4.81	6.68
6.000 - 6.124	4.40	0.00	6.45	1.11	2.65
6.125 - 6.249	4.97	0.00	3.74	0.19	1.85
6.250 - 6.374	4.88	0.00	1.58	0.11	1.37
6.375 - 6.499	3.15	0.00	0.48	0.00	0.75
6.500 - 6.624	1.67	0.00	1.10	0.00	0.56
6.625 - 6.749	0.97	0.00	0.52	0.00	0.30
6.750 - 6.874	1.22	0.00	0.15	0.00	0.28
6.875 - 6.999	0.89	0.00	0.12	0.00	0.21
7.000 - 7.124	0.13	0.00	0.13	0.00	0.05
7.125 - 7.249	0.25	0.00	0.04	0.00	0.06
TOTAL	100.00	100.00	100.00	100.00	100.00

Current Net Coupon

CURRENT NET COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
2.875 - 2.999	0.00	0.10	0.00	0.00	0.02
3.000 - 3.124	0.00	0.06	0.00	0.00	0.01
3.250 - 3.374	0.00	0.35	0.00	0.00	0.06

Current Net Coupon

CURRENT NET COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
3.375 - 3.499	0.00	0.31	0.00	0.00	0.05
3.500 - 3.624	0.00	0.85	0.00	0.00	0.15
3.625 - 3.749	0.00	0.58	0.00	0.00	0.10
3.750 - 3.874	0.00	1.11	0.00	0.09	0.23
3.875 - 3.999	0.15	2.15	0.00	0.00	0.41
4.000 - 4.124	0.13	3.95	0.00	0.00	0.72
4.125 - 4.249	0.69	6.53	0.00	0.00	1.29
4.250 - 4.374	0.97	5.61	0.00	0.00	1.18
4.375 - 4.499	1.39	9.96	0.00	0.56	2.27
4.500 - 4.624	1.40	9.56	0.81	0.46	2.32
4.625 - 4.749	1.81	13.96	0.71	1.02	3.39
4.750 - 4.874	4.45	15.46	0.92	2.02	4.66
4.875 - 4.999	4.65	9.97	1.43	4.51	4.88
5.000 - 5.124	8.14	10.07	7.01	13.01	10.30
5.125 - 5.249	11.66	5.10	11.20	21.89	14.72
5.250 - 5.374	14.18	2.56	17.35	24.87	17.26
5.375 - 5.499	11.32	1.23	16.93	17.38	13.21
5.500 - 5.624	9.10	0.35	16.73	8.23	8.71
5.625 - 5.749	10.30	0.17	13.06	4.55	6.66
5.750 - 5.874	3.43	0.00	6.41	1.11	2.44
5.875 - 5.999	4.54	0.00	4.04	0.19	1.82
6.000 - 6.124	5.02	0.00	1.28	0.11	1.34
6.125 - 6.249	2.69	0.00	0.53	0.00	0.66
6.250 - 6.374	1.50	0.00	0.88	0.00	0.48
6.375 - 6.499	0.92	0.00	0.53	0.00	0.30
6.500 - 6.624	0.83	0.00	0.00	0.00	0.17
6.625 - 6.749	0.37	0.00	0.00	0.00	0.08
6.750 - 6.874	0.19	0.00	0.17	0.00	0.07
6.875 - 6.999	0.19	0.00	0.00	0.00	0.04
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Original Loan to Value

LOAN TO VALUE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
10.01 - 15.00	0.00	0.00	0.00	0.04	0.02
15.01 - 20.00	0.00	0.00	0.00	0.12	0.05
20.01 - 25.00	0.00	0.11	0.00	0.27	0.13
25.01 - 30.00	0.00	0.34	0.06	0.67	0.35
30.01 - 35.00	0.69	0.60	0.59	1.82	1.13

Original Loan to Value

LOAN TO VALUE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
35.01 - 40.00	0.17	0.55	0.54	2.92	1.47
40.01 - 45.00	0.60	0.23	0.55	2.20	1.20
45.01 - 50.00	1.07	1.26	2.04	5.51	3.16
50.01 - 55.00	1.40	0.24	3.13	3.58	2.45
55.01 - 60.00	3.51	3.10	4.29	6.31	4.77
60.01 - 65.00	4.58	4.98	4.90	9.30	6.70
65.01 - 70.00	8.74	7.13	11.37	11.35	10.08
70.01 - 75.00	10.33	8.48	10.96	14.27	11.78
75.01 - 80.00	60.17	68.90	59.50	41.11	53.56
80.01 - 85.00	0.24	0.88	0.56	0.15	0.38
85.01 - 90.00	1.48	1.63	0.66	0.28	0.84
90.01 - 95.00	2.20	1.57	0.54	0.09	0.88
95.01 +	4.80	0.00	0.31	0.00	1.05
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Credit Score

FICO SCORE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
0 - 19	0.32	0.94	0.00	0.09	0.27
580 - 599	0.00	0.21	0.00	0.00	0.04
600 - 619	0.17	0.14	0.00	0.00	0.06
620 - 639	0.86	1.23	0.00	0.55	0.63
640 - 659	0.79	1.67	0.09	0.71	0.77
660 - 679	8.21	5.69	5.77	9.86	7.98
680 - 699	8.85	14.52	6.76	10.94	10.31
700 - 719	17.49	12.84	12.25	12.03	13.35
720 - 739	18.04	16.98	20.66	14.00	16.67
740 - 759	13.28	16.12	17.43	15.83	15.67
760 - 779	17.71	15.40	17.40	17.84	17.30
780 - 799	12.48	12.16	15.24	14.72	13.91
800 - 819	1.80	2.09	4.40	3.41	3.05
820 - 839	0.00	0.00	0.00	0.01	0.01
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

BSARM 2005-4

Original Term

STATED ORIGINAL TERM	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
360 - 360	100.00	100.00	100.00	100.00	100.00
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Remaining Term

STATED REM TERM	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
241 - 300	0.00	0.09	0.00	0.00	0.02
301 - 360	100.00	99.91	100.00	100.00	99.98
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

State

STATE1	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
Alabama	0.93	0.38	0.00	0.11	0.31
Arizona	1.73	1.87	1.42	2.00	1.81
Arkansas	0.04	0.17	0.00	0.00	0.04
California	40.37	37.48	48.48	64.00	51.40
Colorado	1.93	1.63	3.09	1.93	2.11
Connecticut	0.46	1.45	1.64	0.72	0.98
Delaware	0.00	0.42	0.00	0.37	0.23
District of Columbia	0.23	1.88	0.00	1.04	0.82
Florida	19.28	5.90	7.34	3.47	7.93
Georgia	11.04	3.49	2.78	0.54	3.67
Hawaii	0.62	0.71	1.65	0.72	0.88
Idaho	0.00	0.20	0.48	0.25	0.23
Illinois	1.20	3.48	1.95	2.09	2.12
Indiana	0.77	0.42	0.20	0.16	0.34
Iowa	0.00	0.21	0.00	0.15	0.10
Kansas	0.00	0.67	0.00	0.00	0.12
Kentucky	0.00	0.11	0.18	0.00	0.05
Louisiana	0.27	0.00	0.16	0.05	0.11
Maine	0.08	0.00	0.00	0.11	0.06
Maryland	2.00	3.67	3.20	2.64	2.80
Massachusetts	0.78	2.56	2.90	1.00	1.60
Michigan	0.25	0.99	0.33	0.20	0.38
Minnesota	0.68	2.31	0.74	1.46	1.30

State

STATE1	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
Missouri	0.00	0.71	0.00	0.33	0.26
Montana	0.15	0.27	0.14	0.22	0.20
Nebraska	0.00	0.00	0.00	0.13	0.06
Nevada	3.43	1.47	2.34	0.41	1.60
New Hampshire	0.16	0.36	0.33	0.02	0.17
New Jersey	2.44	4.91	3.35	2.77	3.19
New Mexico	0.14	0.09	0.27	0.06	0.12
New York	0.24	4.40	1.63	3.17	2.48
North Carolina	1.77	1.64	0.74	1.06	1.24
North Dakota	0.00	0.00	0.00	0.07	0.03
Ohio	0.55	1.38	0.45	0.49	0.65
Oregon	0.00	0.61	1.35	0.30	0.50
Pennsylvania	0.30	1.04	0.76	0.42	0.57
Rhode Island	0.46	0.00	0.00	0.26	0.20
South Carolina	0.74	0.62	0.14	0.33	0.43
Tennessee	0.21	0.21	0.13	0.11	0.15
Texas	0.25	1.11	1.63	1.61	1.25
Utah	0.38	0.29	0.27	0.23	0.28
Virginia	4.52	4.26	5.66	3.33	4.20
Washington	1.42	5.65	4.13	1.49	2.73
West Virginia	0.00	0.37	0.00	0.03	0.08
Wisconsin	0.16	0.60	0.00	0.06	0.16
Wyoming	0.00	0.00	0.16	0.12	0.08
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Loan Purpose

LOAN PURP	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
Cash Out Refinance	13.89	4.91	18.59	26.28	18.45
Purchase	74.63	82.84	68.99	43.26	61.77
Rate/Term Refinance	11.48	12.25	12.42	30.46	19.78
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Occupancy

OCCTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
Investor	3.49	0.00	0.18	0.00	0.76
Owner Occupied	86.54	89.47	93.80	93.52	91.42
Second Home	9.97	10.53	6.02	6.48	7.82
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Property Type

PROPTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
2-4 Family	0.93	0.33	0.36	1.39	0.91
CO-OP	0.00	1.13	0.00	0.75	0.51
Condominium	15.46	28.75	10.38	9.41	14.24
PUD	38.21	3.02	32.42	4.01	16.53
Single Family	45.13	66.72	56.75	84.44	67.73
Townhouse	0.27	0.05	0.09	0.00	0.08
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Documentation Code

DOCTYPE1	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
Full/Alternative	50.00	70.02	46.03	36.30	46.96
No Documentation	0.00	0.96	0.00	0.60	0.42
Reduced	50.00	29.02	53.97	63.10	52.62
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Interest Only

IO FLAG / IO PERIOD	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
N	**11.56**	**14.13**	**18.65**	**17.70**	**15.99**
0.000	11.56	14.13	18.65	17.70	15.99
Y	**88.44**	**85.87**	**81.35**	**82.30**	**84.01**
120.00	25.50	0.05	3.89	82.30	40.64
60.000	62.94	85.82	0.00	0.00	28.05
84.000	0.00	0.00	77.46	0.00	15.32

BSARM 2005-4

Interest Only

IO FLAG IO PERIOD	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
TOTAL	100.00	100.00	100.00	100.00	100.00

Index Type

INDEX	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
1 YR CMT	0.15	100.00	1.23	97.49	58.76
1 YR Libor	73.99	0.00	93.97	1.95	34.70
6 Mo Libor	25.87	0.00	4.80	0.56	6.53
TOTAL	100.00	100.00	100.00	100.00	100.00

Months to Roll

ROLL	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
9 - 11	0.00	0.09	0.00	0.00	0.02
36 - 38	0.00	0.43	0.00	0.00	0.08
39 - 41	0.00	1.04	0.00	0.00	0.18
45 - 47	0.00	2.05	0.00	0.00	0.36
48 - 50	0.00	0.15	0.00	0.00	0.03
51 - 53	0.10	10.75	0.00	0.00	1.90
54 - 56	0.76	26.29	0.00	0.00	4.76
57 - 59	38.89	59.19	0.00	0.00	18.41
60 - 62	60.25	0.00	0.00	0.00	12.46
75 - 77	0.00	0.00	0.13	0.00	0.02
78 - 80	0.00	0.00	0.28	0.00	0.05
81 - 83	0.00	0.00	26.51	0.00	5.24
84 - 86	0.00	0.00	73.08	0.00	14.45
114 - 116	0.00	0.00	0.00	0.79	0.33
117 - 119	0.00	0.00	0.00	99.21	41.70
TOTAL	100.00	100.00	100.00	100.00	100.00

Gross Margin

MARGIN	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
2.250 - 2.499	99.13	0.00	98.03	1.33	40.44
2.750 - 2.999	0.62	100.00	1.97	98.67	59.50
3.000 - 3.249	0.12	0.00	0.00	0.00	0.02
3.250 +	0.13	0.00	0.00	0.00	0.03
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Max Rate

MAX RATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
8.000 - 8.499	0.00	0.16	0.00	0.00	0.03
8.500 - 8.999	0.00	2.09	0.00	0.00	0.37
9.000 - 9.499	0.97	13.74	0.00	0.09	2.64
9.500 - 9.999	5.27	39.09	1.52	2.04	9.09
10.000 - 10.499	22.75	40.60	19.91	41.36	33.14
10.500 - 10.999	33.64	4.22	61.39	54.54	42.76
11.000 - 11.499	10.27	0.00	11.12	1.49	4.95
11.500 - 11.999	3.19	0.09	2.56	0.49	1.39
12.000 - 12.499	1.59	0.00	0.34	0.00	0.40
12.500 - 12.999	0.20	0.00	0.00	0.00	0.04
13.000 - 13.499	22.13	0.00	3.17	0.00	5.20
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Prepay

PREPAY PPY TERM	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
No_PP	**91.76**	**100.00**	**89.26**	**99.44**	**95.94**
0.000	91.76	100.00	89.26	99.44	95.94
Prepay	**8.24**	**0.00**	**10.74**	**0.56**	**4.06**
12.000	4.06	0.00	7.92	0.56	2.64
36.000	2.64	0.00	2.46	0.00	1.03
60.000	1.54	0.00	0.36	0.00	0.39
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Originators

ORIGINATOR	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
BANKOFAMERICA	1.34	0.00	0.00	1.05	0.72
CHEVYCHASE	0.48	0.00	0.91	0.56	0.51
COUNTRYWIDE	69.49	0.00	86.17	0.00	31.41
HOMEBANC	25.50	0.00	3.89	0.00	6.04
NATIONALCITY	0.00	0.00	9.03	0.00	1.79
WACHOVIA	3.19	0.00	0.00	0.00	0.66
WELLSFARGO	0.00	100.00	0.00	98.39	58.87
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Servicers

SERVICER NAME	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
BANKOFAMERICA	1.34	0.00	0.00	1.05	0.72
CHEVYCHASE	0.48	0.00	0.91	0.56	0.51
COUNTRYWIDE	69.49	0.00	86.17	0.00	31.41
EMCMORTGAGE	3.19	0.00	0.00	0.00	0.66
HOMEBANC	25.50	0.00	3.89	0.00	6.04
NATIONALCITY	0.00	0.00	9.03	0.00	1.79
WELLSFARGO	0.00	100.00	0.00	98.39	58.87
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Index and Caps

INDEX INIT RATE CAP	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
1 YR CMT	**0.15**	**100.00**	**1.23**	**97.49**	**58.76**
5.000	0.15	100.00	1.23	97.49	58.76
1 YR Libor	**73.99**	**0.00**	**93.97**	**1.95**	**34.70**
0.000	0.11	0.00	0.00	0.00	0.02
5.000	73.88	0.00	93.97	1.95	34.68
6 Mo Libor	**25.87**	**0.00**	**4.80**	**0.56**	**6.53**
0.000	25.39	0.00	3.89	0.00	6.02
3.000	0.48	0.00	0.91	0.56	0.51
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

File: /a/villiano/bsarm054/final.dat ALF: /a/villiano/bsarm054/bsarm054.alf

Caps

PER RATE CAP	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
0.000	25.50	0.00	3.89	0.00	6.04
1.000	0.48	0.00	0.91	0.56	0.51
2.000	74.02	100.00	95.20	99.44	93.44
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**